FLINT INT’L SERVICES, INC

5732 HWY 7 West, Unit 15

Vaughn, ON L4L 3A2

(877) 439-3001

January 13, 2012

Mr. Reid S. Hooper

Mr. Larry Spirgel

Ms. Sharon Virga

Ms. Ivette Leon

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Flint Int’l Services, Inc.
Registration Statement #1 on Form F-1
File No. 333-174224

Dear Mr. Hooper, Mr. Spirgel, Ms. Virga and Ms. Leon:

Following are responses to your comment letter dated January 6, 2012.

Prospectus Cover, page 1

1)                  Question

We note your response to our comment one in our letter dated October 21, 2011. However, we still note your reference to a smaller reporting company exemption to broker-dealer registration on the prospectus cover page. Please remove the reference to such exemption as a broker-dealer registration applies to officers and directors of smaller reporting companies. In addition please revise your disclosure on page 9 to reference the appropriate exemption from broker-dealer registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934.

Answer (Prospectus Cover and page 9)

We note your comment and have removed our reference to a smaller reporting company exemption to broker-dealer registration on the prospectus cover page. In addition we revised page 9 to reference the appropriate exemption from broker-dealer registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934.

 We understand that we are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and our management are in possession of all facts relating to a company’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Russ Hiebert

Russ Hiebert

President